For Immediate Release

Nordion Cancels Normal Course Issuer Bid

OTTAWA, CANADA – September 18, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today confirmed that it will cease repurchasing shares under the Normal Course Issuer Bid (NCIB) which will be cancelled effective as of September 19, after close of markets.

The NCIB had been approved by the Toronto Stock Exchange (TSX) and commenced January 31, 2012 through the facilities of the TSX and the New York Stock Exchange (NYSE), or other alternative trading systems, if eligible.

Nordion had been authorized by the TSX to purchase for cancellation up to 3,105,901 common shares of its 62,118,021 common shares outstanding as of January 24, 2012, which represented approximately 5% of its outstanding common shares on that date. Annual purchases under the NCIB were permitted to begin on February 2, 2012 for a one-year period, subject to cancellation.

As of the date of cancellation of the NCIB, Nordion had purchased 71,120 common shares under the NCIB, representing approximately 0.11% of the 62,118,021 common shares outstanding as of January 24, 2012.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees in four locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc

CONTACTS:

MEDIA:
Tanya Pobuda
(613) 592-3400 x. 2280
tanya.pobuda@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion